

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2023

Ellery W. Roberts
Chief Executive Officer
1847 Holdings LLC
590 Madison Avenue, 21st Floor
New York, NY 10022

>   **Re: 1847 Holdings LLC**
>   **Registration Statement on Form S-3**
>   **Filed February 1, 2023**
>   **File No. 333-269512**

Dear Ellery W. Roberts:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-3 filed on February 1, 2023

General

1.   We note that this is a resale offering that include common shares issuable upon the exercise of warrants. Please tell us whether this registration statement is registering the resale of the common shares you are attempting to register on a primary offering basis on your registration statement on Form S-3 (333-269510).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg at 202-551-3342 or Dieter King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services